SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of July, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








                            RYANAIR LAUNCHES 8 NEW
                               ROUTES TO BRITAIN
             4 TO LIVERPOOL, 2 TO LONDON, 1 TO NEWCASTLE & GLASGOW
          LAUNCHES EUROPE WIDE SEAT SALE - 3M REASONS TO VISIT LONDON

In London today (Wednesday, 13th July 2005) Ryanair, the largest passenger airline in the UK-European market and the number one carrier of overseas visitors into London unveiled 8 new routes for this Winter's schedule, including two new destinations with daily flights from London Stansted to Toulon in the South of France and Krakow in Poland. Ryanair also unveiled four new routes from its Liverpool base to Oslo, Riga, Carcassonne and Bergerac, as well as a new route from Newcastle to Oslo and from Glasgow Prestwick to Krakow. As part of this expansion a fifth aircraft will now be based in Liverpool from 27th September next.

Ryanair also announced this morning that it would launch a major tourism drive to encourage visitors to come to London by releasing 3 million seats at a price of just GBP1 or EUR1 plus taxes, which have gone on sale on Ryanair's website at www.ryanair.com for travel during August, September and October 2005. This seat sale will be backed up with a Pan European GBP5 million advertising campaign over the next 3 months featuring London and a range of other British cities.

Speaking this morning in London, Ryanair's CEO, Michael O'Leary, said:

        "Ryanair decided to bring forward these route launches and this seat sale from September to the middle of July because we believe the best response to last weeks terrorist attacks is for ordinary people to continue to live their lives as normal, and to continue to travel as before. It is more important than ever that the leading players in London and British tourism such as Ryanair make it even more attractive for visitors to come to London this Autumn and show the terrorists that we will not be put off by their atrocities.

        "We are delighted with our two new routes to London from Krakow in Poland and Toulon in the South of France and we are particularly pleased with the continued expansion of our successful Liverpool base, which is growing rapidly. We expect that traffic at Liverpool will continue to grow, particularly as the city becomes Europe's capital of culture in 2006.

        "These 3 million seats went on sale on our website at Ryanair.com this week and will remain available for booking until midnight on Monday next for travel during the months of August, September and October 2005. However, since seats at these low prices during the peak Summer period are a rarity, we would encourage all visitors to London to snap them up quickly as there will be huge demand for them".


New Route from               To                     Start Date
London Stansted              Krakow                 Oct 05
London Stansted              Toulon                 Oct 05
Liverpool                    Oslo                   Sept 05
Liverpool                    Riga                   Sept 05
Liverpool                    Bergerac               Feb 06
Liverpool                    Carcassonne            Feb 06
Glasgow Prestwick            Krakow                 Nov 05
Newcastle                    Olso                   Sept 05


Ends.Wednesday, 13th July 2005

For further information please contact:

Peter Sherrard                        Pauline McAlester
Ryanair                               Murray Consultants
Tel: 353 1 8121212                    Tel. 353 1 4980300


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 July, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director